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                            June 5, 2024

       Nick Bhargava
       Executive Vice President
       Groundfloor Finance Inc.
       1201 Peachtree St NE, Suite 1104-400
       Atlanta, GA 30361

                                                        Re: Groundfloor Finance
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 7
                                                            Filed May 9, 2024
                                                            File No. 024-12013

       Dear Nick Bhargava:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A POS filed May 9, 2024

       General

   1. We note your response to prior comment 1 and re-issue. We note that in the Project
                                                        Summary description
boxes you continue to refer to the September 22, 2023 PQA. Please revise to reference the
most recent offering circular for the offering contemplated.
   2. We note your response to prior comment 2 and partially re-issue. We note that the Project
                                                        Summary continues to
reference several LROs relating to the same property. Please revise to ensure your
disclosure no longer refers to properties with multiple LROs are done as subsequent draws."
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Nick Bhargava
Groundfloor Finance Inc.
June 5, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.



                                                          Sincerely,
FirstName LastNameNick Bhargava
                                                          Division of
Corporation Finance
Comapany NameGroundfloor Finance Inc.
                                                          Office of Real Estate
& Construction
June 5, 2024 Page 2
cc:       Brian Korn
FirstName LastName